RECEIVED
2004 JUL -7 A 9:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESSILOR

File N° 82-4944

04035253

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

July 1, 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press releases.

Sincerely,

PROCESSED
JUL 07 2004
THOMSON FINANCIAL

Véronique Gillet
V.P., Investor Relations

7/7

Encl.: Essilor acquired LTL and Tri Supreme

File N° 82-4944

ESSILOR

COMMUNIQUE DE PRESSE

Essilor acquiert un acteur majeur de la distribution de verres finis en Europe

Charenton-le-Pont (30 juin 2004) -- Essilor vient de conclure l'acquisition de **LTL**, un acteur majeur de la distribution de verres finis en Europe et du marché du verre ophtalmique en Italie.

LTL, fondé en 1980 dans la région des Frioul, près de Venise, est à l'origine un fabricant de verres minéraux qui développe, à partir de 1990, la vente directe de verres organiques. Ses clients sont des laboratoires indépendants et des grossistes situés en Italie, en Europe, au Moyen Orient ainsi qu'en Afrique du Sud.

LTL emploie 140 personnes et a réalisé un chiffre d'affaires de 32 millions d'euros en 2003. Outre les verres de stock, sa principale activité, LTL possède un laboratoire de prescription près de Padoue.

En acquérant LTL, Essilor va renforcer sa position dans la vente de verres finis en Europe et complète ainsi sa stratégie multi réseaux. De plus, grâce à son portefeuille de clients, LTL offrira de nouvelles possibilités d'accroître la distribution des produits du groupe.
LTL deviendra une filiale à part entière d'Essilor et conservera son équipe de direction actuelle.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 173 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière
Tél.: 01 49 77 42 16
www.essilor.com

ESSILOR

PRESS RELEASE

Essilor Acquires Major European Finished Lens Distributor

(Charenton-le-Pont, France – June 30, 2004) -- Essilor has acquired **LTL**, a major player in the distribution of finished lenses in Europe and in the ophthalmic lens market in Italy.

Founded in 1980 in the Friuli region, near Venice, LTL originally manufactured glass lenses, before developing the direct sales of plastic lenses, beginning in 1990. It supplies independent laboratories and wholesalers in Italy and across Europe, as well as in the Middle East and South Africa.

With 140 employees, LTL reported 2003 sales of €32 million. In addition to its core finished lens business, the company also owns a prescription laboratory near Padua.

The acquisition will strengthen Essilor's position in the European finished lens market, thereby extending its multi-network strategy. By leveraging LTL's customer portfolio, Essilor will benefit from new opportunities to increase the distribution of its products.

LTL will become a wholly owned Essilor subsidiary and maintain its current management team.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production centers, 173 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN code: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Tel: +33 1 49 77 42 16

www.essilor.com

ESSILOR

COMMUNIQUE DE PRESSE

Aux Etats-Unis
Tri Supreme rejoint le réseau Essilor

Charenton-le-Pont (30 Juin 2004) -- Essilor of America, filiale d'Essilor, a récemment pris le contrôle de **Tri Supreme**, un des dix plus gros laboratoires de prescription aux Etats-Unis.

Tri Supreme, partenaire de longue date d'Essilor, est un distributeur des produits des marques Varilux® et Crizal®. Implanté à Farmingdale, Long Island, tout près de New York City, il emploie 95 personnes et réalise un chiffre d'affaires en base annuelle de 14 millions de dollars.

Cette acquisition représente une excellente opportunité d'accroître la présence d'Essilor auprès des optométristes/opticiens de la région de New York et de développer une offre de produits à valeur ajoutée avec les verres antireflet Crizal® et les verres progressifs Varilux®.
L'équipe dirigeante de Tri Supreme conserve ses responsabilités actuelles.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 173 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière

Tél.: 01 49 77 42 16

www.essilor.com

ESSILOR

PRESS RELEASE

Tri Supreme Joins
Essilor US Network

(Charenton-le-Pont, France – June 30, 2004) -- Essilor of America, a subsidiary of Essilor International, has recently acquired **Tri Supreme**, one of the ten largest prescription laboratories in the United States.

A long-standing Essilor partner, Tri Supreme distributes products under the Varilux® and Crizal® brands. Based in Farmingdale, Long Island, near New York City, the company has 95 employees and generates full-year sales of $14 million.

The acquisition represents an excellent opportunity for Essilor to expand its presence among eye care professionals in the Greater New York area and to develop a portfolio of value-added products featuring Crizal® anti-reflective and Varilux® progressive lenses.

The Tri Supreme management team will retain its current responsibilities.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production centers, 173 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN code: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Tel: +33 1 49 77 42 16

www.essilor.com